Exhibit 4.1
DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE
EXCHANGE ACT OF 1934, AS AMENDED

DESCRIPTION OF COMMON STOCK

We are authorized to issue 150,000,000 shares of common stock, $0.001 par value per share. As of April 30, 2024, approximately 64,618,721 shares of common stock were issued and outstanding, held of record by approximately 1,755 shareholders of record, not including beneficial holders whose shares are held in names other than their own.

The following descriptions of our common stock and provisions of our Second Amended and Restated Articles of Incorporation, as amended (“Articles”), and our Fifth Amended and Restated Bylaws (“Bylaws”), are only summaries. We encourage you to review complete copies of these documents, which have been filed as exhibits to our periodic reports with the SEC.

Dividends, Voting Rights and Liquidation

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. Payments of dividends by our subsidiaries to Green Plains may be restricted by certain debt covenants.  Future declarations of dividends are subject to approval by our board of directors and may be adjusted as business needs or market conditions change.

All outstanding shares of common stock are fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations.

Listing

Our common stock is listed under the symbol “GPRE” on The Nasdaq Global Market.

Transfer Agent and Registrar

Computershare Investor Services, LLC is the transfer agent and registrar for our common stock. Their address is 150 Royall Street, Suite 101, Canton, Massachusetts 02021, and their telephone number is (800) 962-4284.

Iowa Law and Certain Charter and Bylaw Provisions

The provisions of (1) Iowa law, (2) our Articles and (3) our Bylaws, discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that shareholders may otherwise consider to be in their best interests or in our best interests. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.

Iowa Statutory Law. We are subject to the anti-takeover provisions of Section 490.1110 of the Iowa Business Corporation Act. In general, Section 490.1110 prohibits a publicly-held Iowa corporation from engaging in a “business combination” with an “interested shareholder” for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is, or the transaction in which the person became an interested shareholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 490.1110, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and, subject to certain exceptions, an “interested shareholder” is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 10% or more of the corporation’s voting stock.

Moreover, under Section 490.1108A of the Iowa Business Corporation Act, in determining what he or she believes to be in the best interests of the company when considering an acquisition, merger or similar proposal, a director may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, creditors, customers and the communities in which we operate as well as long-term and short-term interests of the company and its shareholders, including the possibility that these interests may be best served by the continued independence of the company. The Iowa Business Corporation Act also provides that “[c]onsideration of any or all of the community interest factors is not a violation of the business judgment rule or of any duty of the director to the shareholders, or a group of shareholders, even if the director reasonably determines that a community interest factor or factors outweigh the financial or other benefits to the corporation or a shareholder or group of shareholders.” This provision may have anti-takeover effects in situations in which the interests of our stakeholders, other than shareholders, conflict with the short-term maximization of shareholder value.

Declassified Board of Directors; Removal of Directors for Cause. Our Articles and Bylaws previously provided that before our 2025 annual meeting of shareholders, our board of directors will be divided into three groups, one of which will be elected each year at our annual meeting of our shareholders. In 2022, our shareholders amended our Articles and our board of directors amended our Bylaws to provide that our board of directors will be fully declassified by the 2025 annual meeting, so that:

•at the 2023 annual meeting, the first group of directors were elected for a term of office to expire at the 2024 annual meeting;
•at the 2024 annual meeting, the second group of directors will be elected for a term of office to expire at the 2025 annual meeting; and
•as of and after the 2025 annual meeting, all directors will be elected for one-year terms and will be up for election at each successive annual meeting.

All directors elected to our board of directors will serve until the election and qualification of their respective successors or their earlier resignation or removal.

The board of directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that group. The board of directors (or its remaining members, even if less than a quorum) is also empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the group of directors in which the vacancy occurred. Members of the board of directors may only be removed for cause and only by the affirmative vote of 66 2/3% of our outstanding voting stock. These provisions are likely to increase the time required for shareholders to change the composition of the board of directors.

Advance Notice Provisions for Shareholder Proposals and Shareholder Nominations of Directors.  Our Bylaws provide that, for nominations to the board of directors or for other business to be properly brought by a shareholder before a meeting of shareholders, the shareholder must first have given timely notice of the proposal or director nomination in writing to our Corporate Secretary. A shareholder’s notice generally must be delivered not less than 90 nor more than 120 days prior to the one-year anniversary of the prior year’s annual meeting; provided, however, that in the event of a special meeting or the date of the annual meeting is advanced by more than 30 days or delayed by more than 30 days from the anniversary of the previous year’s annual meeting, notice by the shareholder to be timely must be received by the company not earlier than the close of business on the 90th day prior to such meeting and not later than the close of business on the later of the 60th day prior to such meeting or the 10th day following the day on which public disclosure of the date of such meeting is first made.  Detailed requirements as to the form of the notice and information included in the notice are specified in the Bylaws.  If it is determined that business was not properly brought before a meeting in accordance with our bylaw provisions, such business will not be conducted at the meeting.

Our Bylaws also permit a shareholder, or a group of up to 20 shareholders, owning 3% or more of our common stock continuously for a period of at least three years, to nominate for election to our Board and have such director nominations included in our proxy materials, a number of director candidates equal to the greater of (i) two individuals or (ii) 20% of our Board, provided that the shareholder(s) and the nominee(s) satisfy certain requirements specified in the Bylaws. Under these procedures, notice must be received by our corporate secretary at our principal executive offices not less than 120 calendar days, and not more than 150 calendar days, prior to the one-year anniversary of the date that our proxy statement was released to shareholders in connection with the prior year’s annual meeting of shareholders. In accordance with our Bylaws, the shareholder notice must contain certain information about the candidate the shareholder(s) desires to nominate for election as a director, the shareholder(s) giving the notice and the beneficial owner(s), if any, on whose behalf the nomination is made.

Special Meetings of Shareholders. Special meetings of the shareholders may be called only by our Chairman of the Board, Chief Executive Officer, President, the Board of Directors, or one or more shareholders of record that collectively own at least 20% of all of the outstanding shares entitled to vote at the proposed special meeting.

No Shareholder Action by Written Consent. Our Bylaws do not permit our shareholders to act by written consent, except where otherwise required by the Iowa Business Corporation Act, which requires written consents signed by holders of shares having not less than ninety percent of the votes entitled to be cast at a meeting at which all shares entitled to vote on the action were present and voted. Accordingly, the ability of shareholders to act by written consent is remote.
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